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AMENDMENT NO. 1 TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Main Street Trust, Inc.
(Name of Subject Company (Issuer))

Main Street Trust, Inc.
(Name of Filing Person, the Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

560362105
(CUSIP Number of Class of Securities)

Van A. Dukeman
President and Chief Executive Officer
Main Street Trust, Inc.
100 West University Avenue
Champaign, Illinois 61820
(217) 351-6500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with a copy to:
 John E. Freechack, Esq.
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee:
$27,600,000	$2,539.20

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,200,000 shares of common stock of Main Street Trust, Inc. at the tender offer purchase price of $23.00 per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,539.20	Form or Registration Number: Schedule TO
Filing Party: Main Street Trust, Inc.	Date Filed: April 23, 2002
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 23, 2002 (the "Schedule TO") by Main Street Trust, Inc., an Illinois corporation. The Schedule TO relates to the issuer tender offer of Main Street Trust to purchase up to 1,200,000 shares of its common stock, $0.01 par value per share, at a price of $23.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 11. Additional Information

        The fourth, fifth and eighth bullet points of the "Material Adverse Change Condition" subsection of Section 7 of the Offer to Purchase are amended and restated in their entirety to read, respectively, as follows:

  "•
  any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the reasonable judgment of Main Street Trust might materially affect, the extension of credit by banks or other lending institutions in the United States;"

  "•
  any significant decrease in the market price of the shares of Main Street Trust or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have in the reasonable judgment of Main Street Trust a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of Main Street Trust and its subsidiaries, taken as a whole, or on the trading in the shares;" and

  "•
  any change in the business, condition (financial or otherwise), income, operations or prospects of Main Street Trust and its subsidiaries, taken as a whole which, in the reasonable judgment of Main Street Trust, is or may be materially adverse to Main Street Trust and its subsidiaries taken as a whole. Main Street Trust is not aware of any of these events having occurred. In any event, Main Street Trust reserves the right (but is not obligated), subject to the rules and regulations of the Securities and Exchange Commission, to waive this condition, in whole or in part, on or before the expiration date."

The remainder of Section 7 of the Offer to Purchase shall remain unchanged.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2002

Main Street Trust, Inc.
by:	/s/ VAN A. DUKEMAN Van A. Dukeman Chief Executive Officer

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  Item 11. Additional Information
SIGNATURE